

To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen - The Bank of New York, Hong Kong
Ms Kathy Jiang - The Bank of New York, New York

The Standard (Monday, 25 April 2005)



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code 511

DISCLOSEABLE TRANSACTION ANNOUNCEMENT

The Company announces that on 21 April 2005, TVB Satellite, a wholly owned subsidiary of the Company, entered into the Agreement with Enjoy Profits, Dr. Chan and Ruili (as guarantor) for the sale of the Sale Shares by TVB Satellite to Enjoy Profits and Dr. Chan.

Pursuant to the Agreement, TVB Satellite agreed to sell, and Enjoy Profits and Dr. Chan agreed to acquire, 520,747,500 Sales Shares and 21,255,000 Sale Shares, respectively, representing 49% and 2%, respectively, of the total issued share capital of Galaxy. In addition, TVB Satellite has agreed to subscribe for an aggregate of 23,117,759 new Shares of which 11,327,702 new Shares will be allotted and issued to each of TVB Satellite and Enjoy Profits and 462,355 new Shares will be allotted and issued to Dr. Chan. The aggregate consideration payable by Enjoy Profits and Dr. Chan for the Sale Shares and the new Shares to be allotted and issued is HK$350,000,000.

The Sale constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing further details of the transaction will be dispatched to shareholders of the Company as soon as practicable.

Background

Reference is made to the announcement of the Company dated 16 September 2004 and the subsequent circular dated 5 October 2004 in which the Company announced the exit of Intelsat Hong Kong, LLC from the Galaxy Group. As a consequence, members of the Galaxy Group became wholly-owned subsidiaries of the Company pending the introduction of new investors.

Details of Transactions

THE AGREEMENT

Date: 21 April 2005

Parties:
Vendor:
TVB Satellite TV Holdings Limited, a wholly-owned subsidiary of the Company
Purchasers:
Enjoy Profits Limited, a wholly owned subsidiary of Ruili
Dr. Chan Kwok Keung, Charles
Guarantor to Enjoy Profits:
Ruili Holdings Limited

To the best knowledge of the Directors after making all reasonable enquiries, Dr. Chan and Enjoy Profits and its ultimate controlling owners are third parties independent of the Company and not connected persons of the Company and its directors, chief executives and substantial shareholders and their respective subsidiaries or associates as defined under the Listing Rules.

Assets to be sold

As at the date of this Announcement, TVB Satellite owns all of 1,062,750,000 Shares in issue. Pursuant to the Agreement, the Company agreed to sell, and Enjoy Profits and Dr. Chan agreed to acquire, 520,747,500 Sales Shares and 21,255,000 Sale Shares, respectively, representing 49% and 2%, respectively, of the total issued share capital of Galaxy. Upon the First Closing, all of the Sale Shares will be transferred to Enjoy Profits and Dr. Chan and the shareholding structure of Galaxy will be as follows:

Shareholder	Shareholding Percentage
TVB Satellite	49%
Enjoy Profits	49%
Dr. Chan	2%

Conditions Precedent

The sale is conditional upon the following conditions precedent:

(a) the approval by the shareholders of Ruili of (i) the very substantial acquisition constituted by the acquisition of the Sale Shares by Enjoy Profits pursuant to the Agreement in accordance with the requirements of Rule 14.49 of the Listing Rules; and (ii) the Financing Transactions;

(b) completion of the Financing Transactions;

(c) the Pay TV Licence granted to Galaxy Broadcasting dated 7 December 2004, the Satellite Television Uplink and Downlink Licence granted to Galaxy Broadcasting dated 5 December 2000, the Fixed Carrier Licence issued to Galaxy Broadcasting on 4 March 2004 and the Fixed Carrier (Restricted) Licence issued to Galaxy Broadcasting dated 20 January 2003 not having been revoked immediately prior to First Closing; and

(d) there having been no substantial change in the composition of the board of directors of Ruili or change of control of Enjoy Profits prior to First Closing.

Long Stop Dates

If, on the following dates or such later date as TVB Satellite, Enjoy Profits and Dr. Chan may agree,

(a) the circular to shareholders of Ruili has not been dispatched to its shareholders on or before 30 June 2005; or

(b) the conditions precedent set out in the paragraph headed "Conditions Precedent" above have not been satisfied or, in the case of the condition precedent (d) waived by TVB Satellite or, in the case of the conditions precedent (a), (b) and (c), waived by agreement between TVB Satellite, Ruili (for itself and on behalf of Enjoy Profits) and Dr. Chan on or before 12:00 noon on 31 July 2005;

the Agreement shall cease and determine and none of the parties to the Agreement shall have any obligations and liabilities save for any prior breaches of the terms hereof.

In limited circumstances specified in the Agreement, the long stop dates of 30 June (referred to in (a) above) and 31 July 2005 (referred to in (b) above) may be extended to 22 July and 31 August 2005, respectively.

Consideration and Closing

The aggregate consideration for all of the Sale Shares and the allotment and issue of new Shares referred to in the paragraph headed "Capital Injections" below is HK$350,000,000 which was determined after arm's length negotiation between the parties to the Agreement taking into account different factors, including the costs of investment by the Company (as referred in the paragraph headed "Impact on the Group" below) and the business plan of the future development of the business and the net assets value of the Galaxy Group as at 31 December 2004 (as referred to in the financial information of Galaxy below). The consideration will be payable as to HK$263,725,490 (HK$250,000,000 payable by Enjoy Profits and HK$13,725,490 payable by Dr. Chan) upon the First Closing; and the remaining HK$86,274,510 by Enjoy Profits upon the Second Closing.

Dr. Chan is entitled to nominate the Nominee to acquire the Sale Shares and take up the new Shares to be issued by Galaxy in his stead at the First Closing.

Capital Injections

Under the terms of the Agreement, TVB Satellite is obliged:-

(i) upon First Closing, to provide additional capital to Galaxy of HK$23,117,759 by way of a subscription of 23,117,759 Shares in Galaxy for cash at par and shall procure the Galaxy to allot and issue fully paid new Shares as follows:

	Number of Shares owned as at the date of the Announcement	Percentage shareholding as at the date of the Announcement	Number of Sale Shares	New Shares to be allotted and issued	Total number of Shares owned immediately after the Sale and the allotment and issue	Percentage shareholding immediately after the Sale and the allotment and issue
TVB Satellite :	1,062,750,000	100%	-	11,327,702	532,075,202	49%
Enjoy Profits :	-	-	520,747,500	11,327,702	532,075,202	49%
Dr. Chan or the Nominee :	-	-	21,255,000	462,355	21,717,355	2%
	1,062,750,000	100%	542,002,500	23,117,759	1,085,867,759	100%

(ii) within 30 days following the First Closing, to pay in immediately available and transferable funds to Galaxy HK$263,725,490, representing a portion of the share capital in Galaxy which has not at the date of the Agreement been paid up in cash; and

(iii) within 30 days after the Second Closing, to pay in immediately available and transferable funds to Galaxy HK$113,156,751 being the balance of the amount required for payment of all the share capital in Galaxy which has not at the date of the Agreement been paid up in cash.

The above capital injections will not alter the Shareholders' respective percentage shareholdings in Galaxy as referred to under paragraph headed "Assets to be sold" above.

Liquidated Damages and Warranties

If both Enjoy Profits and Dr. Chan shall not complete their respective purchase of the Sale Shares in full at First Closing and comply with their completion obligations under the Agreement (otherwise than as a result of a material breach by TVB Satellite of its obligations under the Agreement), Enjoy Profits and Dr. Chan shall jointly and severally on demand by TVB Satellite pay to TVB Satellite, by way of liquidated damages, the aggregate sum of HK$350 million.

The Agreement contains certain representations and warranties by the parties to each other, including standard representations and warranties on a sale of shares given by TVB Satellite.

Guarantees from Ruili

Pursuant to the Agreement, Ruili has provided a guarantee to TVB Satellite for the performance of the obligations of Enjoy Profits under the Agreement.

Share Mortgage

As security for the obligations of Enjoy Profits under the Agreement to pay the unpaid consideration at the Second Closing, Enjoy Profits will provide a charge over 131,155,793 Shares in favour of TVB Satellite upon the First Closing.

THE UNDERTAKING

Date: 21 April 2005

Parties:
Dr. Chan Kwok Keung, Charles as covenantor
TVB Satellite as covenantee

Under the Undertaking, Dr. Chan has undertaken to TVB Satellite that, if the First Closing has not, for any reason whatsoever (other than as a result of (i) a material breach by TVB Satellite of its completion obligations under the Agreement or (ii) condition (c) referred to in the paragraph headed "Conditions Precedent" above not being satisfied, but including because the conditions precedent referred to in the paragraph headed "Conditions Precedent" above (other than condition (c)) have not been fulfilled and the Agreement has not become wholly unconditional), taken place on or before 31 July, 2005 (or, in the circumstances contemplated in the Agreement, 31 August 2005), Dr. Chan shall:

(i) himself purchase, or procure that the Nominee shall purchase, 520,747,500 Sale Shares from TVB Satellite on the same terms as set out in the Agreement with certain consequential changes as set out in the Undertaking, for a total consideration of HK$336,274,510 payable in cash in immediately available and transferable funds;

(ii) purchase (if the Shares referred to in (i) are purchased by the Nominee) or otherwise procure that the Nominee shall purchase, 21,255,000 Sale Shares from TVB Satellite on the same terms set out in the Agreement with certain consequential changes as set out in the Undertaking, for a total consideration of HK$13,725,490 payable in cash in immediately available and transferable funds; and

(iii) enter into, and procure that the Nominee shall enter into, the Shareholders' Agreement.

The closing of any purchase of the Sale Shares by Dr. Chan or the Nominee (as appropriate) required under the terms of the Undertaking shall take place on 14 September 2005.

Shareholders Agreement

Upon the First Closing, TVB Satellite, Enjoy Profits, Dr. Chan and Galaxy propose to enter into the Shareholders' Agreement for the regulation of the affairs and business of the Galaxy Group.

Board of directors

As at the date of the Announcement, the board of directors of Galaxy comprises of 7 members. Under the Shareholders' Agreement, subject to certain conditions, TVB Satellite, Enjoy Profits and Dr. Chan or Nominee (as appropriate) will be entitled to nominate and appoint 3, 2 and 1 directors, respectively, to each of the boards of directors of Galaxy and Galaxy Broadcasting. A nomination committee will be established by each of the boards of directors of Galaxy and Galaxy Broadcasting which will nominate an independent director to the board of directors of Galaxy and Galaxy Broadcasting, respectively. The nomination and appointment are expected to take place after the First Closing.

Pre-emption rights

Under the Shareholders' Agreement, each of the Shareholders has agreed not to transfer or otherwise dispose of any Shares for a period of 5 years from the date of the First Closing. Thereafter, the Shareholders may transfer their Shares provided that they comply with the pre-emption right provisions contained in the Shareholders' Agreement. In addition, in the event of a change of control of a Shareholder or controlling party of such Shareholder (other than the Company), the pre-emption transfer rights may be triggered. Any transfer of Shares under the pre-emption transfer rights will be at either an agreed or fair market value. The non-transferring Shareholders also have the right to tag-along on a pro-rata basis on any proposed disposition.

Any issue of new Shares is also subject to pre-emption rights under the Shareholders' Agreement.

Shareholder's Loan

TVB Satellite has agreed to provide an unsecured interest bearing shareholder's loan of no more than HK$50,000,000 to Galaxy upon request for working capital purposes. The maturity date of any shareholders' loan provided by TVB Satellite will fall on the third anniversary of the Second Closing.

Guarantees

Each of the Company, Ruili and, if Dr. Chan nominates the Nominee to acquire the Sale Shares and take up the new Shares to be issued by Galaxy in his stead at First Closing, Dr. Chan is to provide a guarantee to the performance of the obligations of TVB Satellite, Enjoy Profits and the Nominee, respectively, under the Shareholders' Agreement.

Impact on the Group

Before the Sale, the indirect 49% shareholding interest in Galaxy was accounted for by the Group under equity accounting as this investment was considered to be an associate of the Group. The 51% shareholding interest in Galaxy was accounted for at cost and included under Other Investments in the consolidated balance sheet of the Group on the basis that this shareholding was only temporary, given the requirement to comply with the condition under the Company's domestic free television programme service licence that the Company's total voting control in Galaxy Broadcasting be less than 50%.

On disposal of the Sale Shares, the Group would record a profit on disposal amounting to approximately HK$149 million, being the consideration receivable by the Company from the Sale less the costs of the Sale Shares shown in the Group's latest published audited financial statements for the year 31 December 2004 which includes the carrying value of such Shares. After the Sale, the Group shall continue to account for the 49% shareholding in Galaxy as an associate in the consolidated profit and loss account of the Group, and the consolidated balance sheet will continue to include the Group's share of the net assets of the associate. Galaxy will cease to be a subsidiary of the Group for the purchase of the Companies Ordinance.

It is the Group's intention to hold the 49% shareholding interest in Galaxy for the long term.

It is the intention of the Group to use all of the proceeds from the Sale towards the capital injections referred to in the paragraph headed "Capital Injections" above. Neither Enjoy Profits nor Dr. Chan (or the Nominee (as appropriate)) is required to make any additional capital injection into Galaxy.

Reasons for the Sale

As a result of the Sale, the Company is able to satisfy the shareholding condition imposed by the Hong Kong Government under its domestic free television programme service licence referred to in the paragraph headed "Impact on the Group" above. The directors of the Company believe that the Agreement represents a good opportunity for the Group to establish a strategic alliance with Ruili and Dr. Chan, both of which have experience in the multi-media business, in furthering in the pay television business in Hong Kong and that Galaxy represents an attractive investment opportunity with strong growth potential and is in the interests of the Company and its shareholders.

Information and Principal Activities of the Company, TVB Satellite, Galaxy Broadcasting, Galaxy, Enjoy Profits and Dr. Chan

The Company is principally engaged in television broadcasting, programme production and other broadcasting related activities.

TVB Satellite, a company incorporated in Bermuda with limited liability on 29 March 1995 and a wholly-owned subsidiary of the Company, is an investment holding company.

Dr. Chan is the Chairman of ITC Corporation Limited, which shares are listed on the main board of The Stock Exchange of Hong Kong Limited.

Enjoy Profits Limited is an investment company incorporated with limited liability in the British Virgin Islands and a wholly-owned subsidiary of Ruili. Ruili is a company whose shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited. Ruili, together with its subsidiaries, is principally engaged in trading in digital cameras, games, multimedia electronic products and telecommunication and high technology components.

Galaxy a company incorporated in Hong Kong with limited liability on 12 February 2003, is an investment holding company for the purpose of holding Galaxy Broadcasting.

Galaxy Broadcasting, a company incorporated in Hong Kong with limited liability on 28 December 1993, is engaged in both of pay television business in Hong Kong and teleport business which includes the provision of satellite uplink and playback services.

Audited financial information of Galaxy in respect of the preceding two financial years are as follows:–

	Audited Year ended 31 December 2004 HK$	Audited Year ended 31 December 2003 HK$
Net Assets Value	690,050,333	1,030,156,812
Net Tangible Assets	680,808,687	1,020,403,966
Turnover	80,120,171	52,917,696
(Loss)/profit before taxation	(340,106,479)	(32,593,188)
(Loss)/profit after taxation	(340,106,479)	(32,593,188)

Galaxy Broadcasting's major assets are the satellite antenna structure and broadcasting and transmitting equipment and it currently holds the Pay TV Licence and other satellite telecommunication licences all issued by the Government of Hong Kong SAR.

Implications under the Listing Rules

The sale of the Sale Shares by the Company constitutes a discloseable transaction for the Company under the Listing Rules. A circular containing further details of the transaction will be dispatched to shareholders of the Company as soon as practicable.

Definitions

For the purpose of this announcement, the following terms have the meanings set out below unless the context requires otherwise:

"Agreement"	means the sale and purchase agreement dated 21 April 2005 in relation to the sale by TVB Satellite of the Sale Shares;
"Company"	means Television Broadcasts Limited, a company incorporated in Hong Kong with limited liability the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited;
"Dr. Chan"	means Dr. Chan Kwok Keung, Charles;
"Enjoy Profits"	means Enjoy Profits Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of Ruili;
"Financing Transactions"	means the financing transactions (being a convertible bond issue and a rights issue) to be undertaken by Ruili, details of which are set out in the joint announcement to be issued by Ruili and Hanny Holdings Limited;
"First Closing"	means the first closing of the Sale under the Agreement, which is to be on the fifth business day (excluding Saturday) after the fulfilment (or waiver) of the last of the conditions referred in the section "Conditions Precedent" of this Announcement (and in any event, not later than 5 August, 2005 or, in the event that the long stop date for the satisfaction of the conditions precedent is extended pursuant to the provisions of the Agreement, not later than 7 September 2005);
"Galaxy"	means Galaxy Satellite TV Holdings Limited, a company incorporated in Hong Kong with limited liability and the holding company of Galaxy Broadcasting;
"Galaxy Broadcasting"	means Galaxy Satellite Broadcasting Limited, a company incorporated in Hong Kong with limited liability and a wholly-owned subsidiary of Galaxy;
"Galaxy Group"	means Galaxy and Galaxy Broadcasting;
"Group"	means the Company and its subsidiaries;
"Listing Rules"	means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and
"Nominee"	means the nominee of Dr. Chan;
"Pay TV Licence"	means the Domestic Pay Television Programme Service Licence granted to Galaxy Broadcasting;
"Ruili"	means Ruili Holdings Limited, a company incorporated in Bermuda with limited liability the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited;
"Sale"	means the sale of the Sale Shares and the transactions contemplated under the Agreement;
"Sale Shares"	means the 542,002,500 Shares, representing in aggregate 51% of the total issued capital of Galaxy, to be sold as contemplated under the Agreement;
"Shares"	means the issued ordinary shares of Galaxy of HK$1 each;
"Shareholders"	means TVB Satellite, Enjoy Profits, Dr. Chan or the Nominee (as appropriate);
"Shareholders' Agreement"	means the shareholders' agreement proposed to be entered into between the Shareholders and Galaxy upon the First Closing;
"Second Closing"	means a date no later than 31 December 2005 or such other time mutually agreed upon by the parties to the Agreement;
"TVB Satellite"	means TVB Satellite TV Holdings Limited, a company incorporated in Bermuda with limited liability and, at the date of this announcement, is wholly-owned subsidiary of the Company;
"Undertaking"	means the undertaking dated 21 April 2005 granted by Dr. Chan in favour of TVB Satellite.

General

As at the date of this announcement, the directors of the Company are:

Sir Run Run Shaw, G.B.M. *(EXECUTIVE CHAIRMAN)*
Dr. Norman Leung Nai Pang, G.B.S., LL.D, J.P. *(EXECUTIVE DEPUTY CHAIRMAN)*
Mona Fong *(DEPUTY CHAIRPERSON)*
Louis Page *(MANAGING DIRECTOR)*
Dr. Chow Yei Ching, G.B.S.
Ho Ting Kwan
Christina Lee Look Ngan Kwan
Lee Jung Sen, O.B.E. *
Dr. Li Dak Sum, DSSc. (Hon.), J.P. *
Kevin Lo Chung Ping
Robert Sze Tsai To*
Chien Lee* (and also alternate director to Lee Jung Sen)
Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan)

** Independent non-executive directors*

By Order of the Board
Mak Yau Yee Adrian
Company Secretary

22 April 2005, Hong Kong